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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of: September 2007
Commission File Number 0-16673
NAM TAI ELECTRONICS, INC.
(Translation of registrant’s name into English)
Unit C, 17 Floor Edificio Comercial Rodrigues
599 da Avenida da,
Praia Grande, Macao
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑
Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

NEWS RELEASE
Investor Contact : John Farina	EMAIL: shareholder@namtai.com
Unit C, 17/F, Edificio Comercial Rodrigues,	WEB: www.namtai.com
599 da Avenida da Praia Grande, Macao, PRC
TEL : (853) 2835 6333 / FAX : (853) 2835 6262
UPDATE ON THE PUTATIVE CLASS ACTION AGAINST NAM TAI ELECTRONICS, INC.
District Court Denies Plaintiffs’ Motion for Class Certification
Macao, PRC — September 6, 2007 — Nam Tai Electronics, Inc. (“Nam Tai” or the “Company”) (NYSE Symbol: NTE) today announced that the United States District Court of the Southern District of New York had rendered a decision denying the plaintiffs’ motion for class certification.
As Nam Tai has previously reported and announced, the Company and certain of its directors are defendants in consolidated class actions entitled Rocco vs. Nam Tai Electronics et al., Lead Case No. 03- cv-01148-JES, originally commenced on February 20, 2003 and pending in the United States District Court in the Southern District of New York. The named plaintiffs purported to represent a putative class of persons who purchased the Company’s common shares from July 29, 2002 through February 18, 2003. The plaintiffs have asserted claims under Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and allege that misrepresentations and/or omissions were made during the alleged class period concerning the partial reversal of an inventory provision and a charge to goodwill related to Nam Tai’s LCD Products segment. Lead Plaintiff Douglas Ward’s motion to certify his lawsuit as a class action and to designate him as Class Representative and for appointment of Class Counsel was heard by the Court on February 1, 2007 and the parties have been awaiting a decision from the Court on that motion since then. On August 21, 2007 , the Court denied the motion.
Douglas Ward has the right to proceed to prosecute the case as an individual claim or he can seek leave to appeal the decision of the Court. A conference with the Court has been scheduled for October 23, 2007. The Company plans to continue to provide updates of material developments in these proceedings as they occur.
ABOUT NAM TAI ELECTRONICS, INC.
We are an electronics manufacturing and design services provider to a select group of the world’s leading OEMs of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, RF modules, DAB modules, FPC subassemblies and image sensors modules and PCBAs for headsets containing Bluetooth wireless technology. These components are used in numerous electronic products, including mobile phones, laptop computers, digital cameras, electronic toys, handheld video game devices, and entertainment devices. We also manufacture finished products, including mobile phone accessories, home entertainment products and educational products. We assist our OEM customers in the design and development of their products and furnish full turnkey manufacturing services that utilize advanced manufacturing processes and production technologies.
Nam Tai has two Hong Kong listed subsidiaries, Nam Tai Electronic & Electrical Products Limited (“NTEEP”) and J.I.C. Technology Company Limited (“JIC”). Interested investors may go to the website of The Stock Exchange of Hong Kong at www.hkex.com.hk to obtain the information. The stock codes of NTEEP and JIC in The Stock Exchange of Hong Kong are 2633 and 987, respectively. Investors are reminded to exercise caution when assessing such information and not to deal with the shares of the Company based solely upon reliance on such information.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.
Date September 7, 2007	By:	/s/ John Q. Farina
		Name:	John Q. Farina
		Title:	Chief Financial Officer